COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

File Number: 82.2994

02015514

12 February 2002

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

dlw 3/4

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6623

FACSIMILE TO: 1300 300 021

FACSIMILE FROM: 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

APPOINTMENT OF DIRECTOR

Sydney, 12 February 2002: Coca-Cola Amatil Limited (CCA) today announced the appointment of Mr Wallace ("Wal") King AM as a Director of the Company. Mr King fills the vacancy left by Mr Liu Tai Fung who resigned from the Board in October 2001.

Mr King is the Chief Executive Officer of Leighton Holdings Limited a position that he has held since 1987. He has had almost 35 years in the construction industry and leads a company with substantial operations in Australia and Asia. Mr King is a council member of the Business Council of Australia and a member of the Advisory Council of the Australian Graduate School of Management.

Mr David Gonski, CCA's Chairman, said "Wal has extensive business knowledge and experience particular in some of the South East Asian markets in which we operate. He brings additional stature to our recently re-configured Board."

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Peter Steel	Telephone:	61 2 9259 6553
	Email:	peter.steel@anz.ccamatil.com

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA